United States securities and exchange commission logo





                      June 26, 2024

       Lee Boyce
       Executive Vice President and Chief Financial Officer
       HAIN CELESTIAL GROUP INC
       221 River Street
       Hoboken, New Jersey 07030

                                                        Re: HAIN CELESTIAL
GROUP INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 000-22818

       Dear Lee Boyce:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing